UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 13, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

                                           NEWS RELEASE

                                                                                                                                            Release 11-2003

August 11, 2003

WTC:TSX

WTZ:AMEX

WESTERN SILVER APPOINTS DAVID WILLIAMS TO BOARD OF DIRECTORS

Previous partner at Beutel, Goodman "brings years of investment experience and wealth of financial knowledge."

VANCOUVER, B.C. - Western Silver Corporation today announced the appointment of David Williams to the company's Board of Directors.

Mr. Williams has more than 30 years experience in the investment management industry as a direct investor, business advisor and fund raiser.  In 1969, Mr. Williams joined Beutel, Goodman when it had $30 million under management and together with several equal partners succeeded in building the firm's funds under management to $11.6 billion before his retirement in 1993. While at Beutel, Goodman, Mr. Williams worked in equity and fixed income analysis, managed substantial institutional portfolios and oversaw extensive marketing and client liaison work.

Mr. Williams obtained a Master of Business Administration Degree from Queen's University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop's University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop's University where the Faculty of Business and Economics is named in his honour. He is a director of Bennett Environmental, MetroOne Telecommunications and ReFocus Group and is a past director of Drug Royalty, Equisure Financial and Duff & Phelps.

"Mr. Williams bring years of experience as an executive in the investment community and has a wealth of knowledge about the financial aspects of our business," said Mr. Dale Corman, Chairman of Western Silver's Board of Directors and CEO of the company. "His involvement in the investment community will be invaluable to us as we move forward to finance and develop the company's Penasquito project in Mexico."

Said Mr. Williams: "I am delighted to be invited to join the Board of a company as focused as Western Silver is on exploring and developing a world-class silver-gold-lead-zinc project. As with all mining developments, the most important issue is return for shareholders, and I am confident that the combination of a highly prospective project, outstanding people and a tightening of silver supply in global markets will ensure that the company delivers."

11-203

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring and developing properties in Mexico and Canada. The company's 100%-owned Penasquito project has been independently confirmed as one of the largest silver resources in the world. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. It shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

On behalf of the board,

"Dale Corman"

F. Dale Corman

Chairman and C.E.O.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission